Exhibit 4.4

Summary of Employment Arrangements

between Bayer Aktiengesellschaft

and Werner Wenning

Term: W. Wenning was appointed Chairman of the Board of Management of the Company by the Supervisory Board effective April 27, 2002. The term will expire on January 31, 2007.

Compensation: The aggregate remuneration of W. Wenning for 2004 is comprised of the following elements:

Base salary: EUR 711,359. W. Wenning also received remuneration in kind totaling EUR 29,861 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Fixed supplement: EUR 298,632

Variable bonus: EUR 1,352,520 (determined by attainment of the group gross cashflow target)

Stock option rights: W. Wenning received a total of 11,820 option rights on the basis of his own investments. The options from this tranche had a market value of EUR 372,685 at the closing date.

Retirement: W. Wenning is entitled to receive pension up from the age of 60. The yearly pension entitlement is based on at least 30% of the sum of the last yearly base salary and fixed supplement. This percentage increases over time depending on years of service as a Board member and determines the final target pension level which is capped at 80%. These amounts are in addition to any amounts received as a result of his participation in Bayer’s Employee Pension Plan (See Item 6).